IAMGOLD REPORTS FOURTH QUARTER 2022 PRODUCTION RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 17, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced preliminary full year and fourth quarter 2022 operational results.

Highlights:

- **2022 attributable gold production from consolidated operations of 713,000 ounces surpassing the top end of revised production guidance of 650,000 to 705,000 ounces**
- **Cash costs[1] and All-in sustaining costs ("AISC")[1] are expected to be near the bottom end of the updated guidance range of $1,100 to $1,130 per ounce sold and $1,600 to $1,650 per ounce sold, respectively.**
- **IAMGOLD to report year-end financial results on February 16, 2023 after market close**

"IAMGOLD finished the year with a strong quarter, with production surpassing the top end of our updated guidance estimates," said Maryse Bélanger, Chair and Interim President and Chief Executive Officer of IAMGOLD. "Essakane continued its strong performance producing a record 432,000 ounces for the year, though supply constraints within the country continue to present operational challenges. At IAMGOLD, the safety of all our employees is our number one priority, and the Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting our protocols and the activity levels at the site according to the security environment. Rosebel reported its strongest quarter of the year resulting from accessing higher grade zones Rosebel and Saramacca in line with the mine plan. We are proud of our accomplishments at Rosebel and anticipate closing of the transaction with Zijin in the first quarter of 2023."

"Looking ahead, we are fully focused on operating safely and bringing Côté Gold into production. We remain on track to commence production at Côté early next year. We will be providing a Côté update as well as operational and financial guidance with our year-end results in February," concluded Ms. Belanger.

In 2022, IAMGOLD achieved attributable gold production of 713,000 ounces, above the revised guidance range of 650,000 to 705,000 ounces, including 185,000 ounces produced in the fourth quarter. Annual gold sales were 721,000 ounces on an attributable basis at an average realized gold price of $1,742 per ounce. Fourth quarter gold sales were 183,000 ounces on an attributable basis at an average realized gold price of $1,670 per ounce.

Essakane

Annual attributable gold production for Essakane was 432,000 ounces (480,000 ounces on a 100% basis), exceeding the upper end of the updated guidance range of 410,000 to 430,000 ounces, as the mine benefitted from higher grades in the year. In the fourth quarter, attributable production was 98,000 ounces based on mill throughput of 2.8 million tonnes at a head grade of 1.35 grams per tonne gold ("g/t Au") and gold recoveries of 89%. Mining activities were lower in the quarter as a result of supply chain constraints related to the security environment in the country while ensuring necessary stripping activities were achieved to secure access to ore planned for mining in 2023.

Westwood

Annual gold production for Westwood was 67,000 ounces, within the updated guidance range of 65,000 to 75,000 ounces. In the fourth quarter, the operations produced 18,000 ounces. Ore production and underground development continued to ramp up with 1,297 metres of lateral development achieved, an increase of 346 metres compared to the previous quarter. Mill feed totaled 300,000 tonnes at a combined average head grade from the underground and open pit of 1.94 g/t Au and average gold recoveries of 93% benefitting from ongoing mill maintenance strategies for improved availability. The collective bargaining agreement with the Westwood union was renewed in December.

Rosebel

Annual attributable gold production for Rosebel was 214,000 ounces (253,000 ounces on a 100% basis), above the upper end of the updated guidance range of 175,000 to 200,000 ounces. In the fourth quarter, attributable production was 69,000 ounces based on total mill feed of 2.1 million tonnes at an average head grade of 1.29 g/t Au and average recovery of 96%. Higher grades resulting from accessing higher grade zones at both Rosebel and Saramacca as per the mine plan. On October 18, 2022, the Company announced the sale of its 95% interest in Rosebel Gold Mines N.V. (inclusive of Rosebel and Saramacca) to Zijin Mining Group for cash consideration of $360 million. The closing of this transaction is on track to close in the first quarter of 2023.

Quarter ended December 31, 2022		Essakane	Westwood	Continuing Operations	Rosebel	Consolidated
Gold produced, *attributable**	**koz**	**98**	**18**	**116**	**69**	**185**
Material mined	kt	10,486	280		13,107	
Waste mined	kt	8,795	-		11,384	
Ore mined	kt	1,691	280		1,723	
Mill feed	kt	2,788	300		2,055	
Mill feed grade	g/t	1.35	1.94		1.29	
Gold recovery	%	89	93		96	
Full year 2022		**Essakane**	**Westwood**	**Continuing Operations**	**Rosebel**	**Consolidated**
Gold produced, *attributable**	**koz**	**432**	**67**	**499**	**214**	**713**
2022 guidance	*koz*	*410 – 430*	*65 – 75*	*475 – 505*	*175 – 200*	*650 – 705*
Material mined	kt	49,685	1,077		54,995	
Waste mined	kt	37,100	-		48,823	
Ore mined	kt	12,585	1,077		6,172	
Mill feed	kt	11,632	1,118		8,388	
Mill feed grade	g/t	1.44	1.99		1.00	
Gold recovery	%	89	93		94	

Costs

The Company's consolidated cash costs[1] and consolidated AISC[1] for its three operating mines are expected to be near the lower end of the 2022 updated guidance ranges of $1,100 and $1,130 per ounce sold and $1,600 and $1,650 per ounce sold, respectively.

Fourth Quarter and Full Year 2022 Financial Results

IAMGOLD will release its fourth quarter and full year 2022 financial results, including guidance for 2023 and a Côté project update, after market hours on Thursday, February 16, 2023. Senior management will host a conference call on Friday, February 17, 2023, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast or through the following dial-in numbers:

Toll free (North America): **1 (800) 319-4610**

International: +1 (604) 638-5340

Webcast: www.iamgold.com

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 9791.

[1] Certain non-GAAP financial measures, including **cash costs**, **all-in sustaining cost ("AISC")**, and **sustaining and expansion capital** are included in this press release. Refer to "Non-GAAP Financial Measures" below.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production at its operating mine sites, including estimated timing and amounts thereof; total cash costs; all-in sustaining costs; the estimation of mineral reserves and mineral resources; the anticipated timing to complete the proposed sale of the Rosebel gold mine; the realization of mineral reserve and mineral resource estimates; estimated costs of production; estimated impairment charges; expected capital expenditures; the progress of development at Côté Gold, including progress of project expenditures and contracting processes; and the timing for commencement of commercial production at Côté Gold.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies and its ability to execute thereon; the ability of the Company to complete the proposed sale of the Rosebel gold mine and the anticipated timing thereof; the ability of the Company to successfully complete construction of Coté Gold and commence commercial production, and anticipated timing thereof; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the volatility of the Company's securities; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; increasing competition and consolidation in the mining sector; changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial measures, including cash costs per ounce sold ("COC"), AISC per ounce sold, sustaining and expansion capital expenditures, average realized gold price and available liquidity. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at COC and AISC per ounce sold. The Company believes that the use of COC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow.

The Company presents its sustaining capital expenditures in its all-in sustaining costs to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with three operating mines in North America, South America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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